Exhibit 99.2

FOR IMMEDIATE RELEASE
Contacts:
Valley National Bancorp	Oritani Financial Corp.
Alan D. Eskow	Kevin J. Lynch
Senior Executive Vice President and	Chairman, President and
Chief Financial Officer	Chief Executive Officer
(973) 305-4003	(201) 664-5400

VALLEY NATIONAL BANCORP TO ACQUIRE ORITANI FINANCIAL CORP. IN CAPITAL ACCRETIVE TRANSACTION

WAYNE, N.J., and TOWNSHIP of WASHINGTON, N.J. – Wednesday, June 26, 2019 – In a merger of two banks with a similar focus on the densely populated northern New Jersey markets, Valley National Bancorp (“Valley”) (NASDAQ:VLY) announced today that it is doubling its market share in demographically attractive Bergen County and enhancing its presence in Hudson County by acquiring Oritani Financial Corp. (“Oritani”) (NASDAQ: ORIT).

The companies have entered into a merger agreement in which the common shareholders of Oritani will receive 1.60 shares of Valley common stock for each Oritani share they own. The transaction is valued at an estimated $740 million, based on Valley’s closing stock price on June 25, 2019.

Valley, and its wholly-owned subsidiary, Valley National Bank, has approximately $32.5 billion in assets, $25.4 billion in loans, $24.9 billion in deposits and more than 200 branches in New Jersey, New York, Florida and Alabama.

Oritani, and its wholly-owned subsidiary, Oritani Bank has approximately $4.1 billion in assets, $3.5 billion in loans, $2.9 billion in deposits, and maintains a branch network of 26 offices.

The acquisition represents a significant addition to Valley’s New Jersey franchise, and will meaningfully enhance its presence in the densely populated and affluent Bergen County market. The acquisition will also bolster capital, providing greater balance sheet optionality and the acceleration of previously disclosed strategic initiatives.

Ira Robbins, Valley's President & CEO commented that, “Oritani’s conservative credit culture, combined with their customer focus should mesh seamlessly with that of Valley and our vision forward.” He also stated, “I want to thank Kevin Lynch and his entire Oritani team for being responsible stewards of the franchise and balance sheet during his tenure. This capital-enriching transaction will enable Valley to continue to focus on improving the growth profile throughout its entire franchise, while providing enhanced products, services and delivery channels to Oritani’s existing customer base. We are excited about this in-market combination and the synergies that it will bring us.”

Kevin Lynch, Chairman, President & CEO of Oritani said, “We are thrilled about this combination with Valley. The infrastructure that has been assembled at Valley over the past few years will enable our customers to access a substantial product offering while still receiving the local decision making and the exceptional service they have become accustomed to at Oritani.” Mr. Lynch is expected to join the Boards of Directors of Valley and Valley National Bank upon completion of this transaction.

The combined company at close is expected to have approximately $38 billion in assets, $30 billion in loans, $29 billion in deposits, and 245 branches across New Jersey, New York, Florida, and Alabama.

The Boards of Directors of both companies, after extensive review and due diligence, unanimously approved the transaction. The acquisition is expected to close late in the fourth quarter of 2019, subject to standard regulatory approvals, shareholder approvals from Valley and Oritani, as well as other customary conditions.

In conjunction with the closing of this transaction, Valley is planning on restructuring approximately $635 million of higher cost FHLB borrowings. Valley anticipates the result of the merger, combined with debt restructuring will be immediately neutral to slightly accretive to earnings per share and tangible book value while increasing Tier 1 Common Equity by over 50 basis points.

Combination of Strong Banks with Significant Overlapping Presence
The transaction with Oritani is expected to substantially enhance all capital levels, allowing for a continuation of accelerated growth at Valley and providing an additional buffer for other forms of potential capital returns in the future. While we currently estimate 50% cost-savings, in addition to those related to legacy Oritani benefit plans, there has been no assumption of expense synergies due to branch closures, despite Valley and Oritani having 100% of their respective branches within a 3-mile radius of a competing branch. Valley has a track record of integrating mergers designed to minimize customer disruption, and deliver profitable growth while maintaining strong credit quality and a well-capitalized balance sheet. Selected data for the combined entity, on a pro-forma basis as of March 31, 2019, include:

•Approximately $37 billion in assets
•Approximately $29 billion in loans

•	245 branches, including 151 in northern and central New Jersey, 38 in Manhattan, Brooklyn, Queens and Long Island, 41 in Florida, and 15 in Alabama

Transaction Summary
Under the terms of the definitive agreement signed by the companies, each Oritani shareholder will receive 1.60 shares of Valley common stock for each share of Oritani common stock they own. Oritani's normal quarterly cash dividend policy for the period ended June 30, 2019 (typically paid in August) will not be impacted by this transaction. However, any subsequent quarterly dividends declared by Oritani will be limited to the current rate paid by Valley, exchange adjusted to $0.18 per common until the close of the merger.

The following are selected terms and metrics associated with the transaction based upon current projections, including the proposed refinancing of FHLB borrowings:

•Purchase price represents a fixed 1.60x for 1 exchange ratio
•Total transaction value of approximately $740 million
•Price to 2020 Fully Synergized EPS of 9.8x
•Price to tangible book value of 1.4x
•Tangible book value accretion of 0.0%
•Anticipated to be accretive to earnings in 2020, including FHLB restructuring

J.P. Morgan Securities LLC acted as financial advisor to Valley to provide a fairness opinion to Valley National Bancorp’s Board of Directors. The law firm of Day Pitney LLP acted as counsel to Valley. Oritani was advised by the investment banking firm of Keefe, Bruyette & Woods, a Stifel Company, and the law firm of Luse Gorman, PC.

Investor Conference Call
Executives from Valley and Oritani will host a conference call with investors and the financial community at 9:00 AM Eastern Standard Time, today to discuss this transaction. Those wishing to participate in the call may dial toll-free (866) 354-0432 using passcode 2343569. An audio webcast will be available at https://edge.media-server.com/mmc/p/a8nhvz4s. Investor presentation materials on this transaction will be made available prior to the conference call at www.valley.com.

About Valley
As the principal subsidiary of Valley National Bancorp, Valley National Bank is a regional bank with approximately $32.5 billion in assets. Valley is committed to giving people and businesses the power to succeed. Valley operates over 200 branches across New Jersey, New York, Florida and Alabama, and is committed to providing the most convenient service, the latest innovations and an experienced and knowledgeable team dedicated to meeting customer needs. Helping communities grow and prosper is the heart of Valley’s corporate citizenship philosophy. To learn more about Valley, go to www.valley.com or call our Customer Service Center at 800-522-4100.

About Oritani
Oritani Financial Corp. is the holding company for Oritani Bank, a New Jersey state chartered bank offering a full range of retail and commercial loan and deposit products. Oritani Bank is dedicated to providing exceptional personal service to its individual and business customers. Oritani currently operates its main office and 25 full-service branches in the New Jersey Counties of Bergen, Hudson, Essex and Passaic. For additional information about Oritani Bank, please visit www.oritani.com.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Valley intends to file with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-4 containing a joint proxy statement of Valley and Oritani that also constitutes a prospectus of Valley. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available), including the joint proxy statement/prospectus, and other documents filed by Valley and Oritani with the Commission at the Commission’s web site at www.sec.gov. Valley's documents may be accessed and downloaded for free at Valley’s web site at http://www.valley.com/filings.html or by directing a request to Ronald H. Janis, Senior Executive Vice President & General Counsel, Valley National Bancorp, at 1455 Valley Road, Wayne, New Jersey 07470, telephone (973) 305-8800. Oritani’s documents may be accessed and downloaded for free at Oritani’s website at www.oritani.com or by directing a request to Kevin Lynch, Chairman, President and Chief Executive Officer, Oritani Financial Corp., at 370 Pascack Road, Township of Washington, New Jersey 07676, telephone (201) 664-5400.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of Valley or Oritani. However, Valley, Oritani, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from security holders of Valley or Oritani in respect of the proposed transaction. Information regarding the directors and executive officers of Valley may be found in its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the Commission on March 8, 2019 and its Annual Report on Form 10-K for the year ended December 31, 2018, each of which can be obtained free of charge from Valley’s website. Information regarding the directors and executive officers of Oritani may be found in its definitive proxy statement relating to its 2018 Annual Meeting of Stockholders filed with the Commission on October 11, 2018 and its Annual Report on Form 10-K for the year ended June 30, 2018, each of which can be obtained free of charge from Oritani’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Commission when they become available.
Forward Looking Statements
The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to those regarding the proposed Merger. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions. These statements may be identified by such forward-looking terminology as “expect,” “believe,” “view,” “opportunity,” “allow,” “continues,” “reflects,” “typically,” “usually,” “anticipate,” or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ from those contemplated by such forward-

looking statements include, but are not limited to, the following: failure to obtain shareholder or regulatory approval for the Merger or to satisfy other conditions to the Merger on the proposed terms and within the proposed timeframe including, without limitation, delays in closing the Merger; the inability to realize expected cost savings and synergies from the Merger in amounts or in the timeframe anticipated; changes in the estimates of non-recurring charges; the diversion of management’s time on issues relating to the Merger; costs or difficulties relating to Oritani integration matters might be greater than expected; changes in the stock price of Valley from the date of the Merger announcement to the closing date; material adverse changes in Valley’s or Oritani’s operations or earnings; the inability to retain customers and qualified employees of Oritani; the inability to repay $635 million of higher cost FHLB borrowings in conjunction with the Merger; developments in the DC Solar bankruptcy and federal investigations that could require the recognition of additional tax provision charges related to uncertain tax liability positions; higher or lower than expected income tax expense or tax rates, including increases or decreases resulting from changes in uncertain tax position liabilities, tax laws, regulations and case law; and weakness or a decline in the U.S. economy, in particular in New Jersey, the New York Metropolitan area (including Long Island), Florida and Alabama; an unexpected decline in commercial real estate values within our market areas, as well as the risk factors set forth in Valley’s Annual Report on Form 10-K for the year ended December 31, 2018 and Oritani's Annual Report and Form 10-K for the year ended June 30, 2018. Valley and Oritani assume no obligation for updating any such forward-looking statement at any time.